EXHIBIT 99.1


03/CAT/09

Page 1 of 2

FOR IMMEDIATE RELEASE

11.15 GMT 06.15 EST 19 March 2003

For further information contact:
Cambridge Antibody Technology
-----------------------------
Tel: +44 (0) 1223 471 471               Weber Shandwick Square Mile (Europe)
Peter Chambre, Chief Executive Officer  ------------------------------------
John Aston, Chief Financial Officer     Tel: +44 (0) 20 7067 0700
Rowena Gardner, Director of Corporate   Graham Herring
Communications


Human Genome Sciences, Inc              BMC Communications/The Trout Group (USA)
--------------------------              ----------------------------------------
Tel: 001 301 315 2777                   Tel: 001 212 477 9007
Jerry Parrott, VP Corporate             Brad Miles, ext 17 (media)
Communications                          Brandon Lewis, ext.15 (investors)


CAMBRIDGE ANTIBODY TECHNOLOGY REPORTS
THE DEVELOPMENT OF ABTHRAXTM
BY HUMAN GENOME SCIENCES, INC

Cambridge, UK... Cambridge Antibody Technology (LSE: CAT; NASDAQ: CATG) today acknowledges the announcement by Human Genome Sciences, Inc. (NASDAQ: HGSI) that it has discovered and developed a human monoclonal antibody drug, ABthrax(TM), that is effective in protecting against anthrax in multiple experimental models. HGSI plans to file an Investigational New Drug application in the near future, seeking clearance from the Food and Drug Administration (FDA) to begin clinical trials in the US to evaluate the safety, tolerability and pharmacology of ABthrax in healthy adults.

         CAT confirms that the ABthrax antibody was isolated and developed by HGSI from libraries it has licensed to HGSI.

         Peter Chambre, CAT's Chief Executive Officer, comments "We are delighted with the success that HGSI is having in working with the libraries we licensed to them. ABthrax is the fourth human monoclonal



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antibody to come from CAT's collaboration with HGSI and we
continue to be pleased with the productivity of this relationship".

         CAT has already received a licence fee for the antibody and is entitled to receive clinical development milestones and royalties on product sales from HGSI. The full text of the HGSI announcement is available on the HGSI website, www.hgsi.com

                                   - ENDS -

Notes to Editors
Cambridge Antibody Technology (CAT):
o CAT is a UK-based biotechnology company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 290 people.
o CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using phage display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.
o Humira(TM) is the leading CAT-derived antibody. Six other CAT-derived human therapeutic antibodies are at various stages of clinical trials.
o CAT has alliances with a large number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has also licensed its proprietary human phage antibody libraries to several companies for target validation and drug discovery. CAT's collaborators include: Abbott, Amgen, Amrad, Chugai, Elan, Genzyme, Human Genome Sciences, Merck & Co, Pharmacia and Wyeth Research.
o CAT is listed on the London Stock Exchange and on NASDAQ since June 2001. CAT raised (pound)41m in its IPO in March 1997 and (pound)93m in a secondary offering in March 2000.
     Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.